Bolt Projects Holdings, Inc.

2261 Market Street, Suite 5447

San Francisco, California 94114

September 29, 2025

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Robert Augustin

Re:	Bolt Projects Holdings, Inc.
Registration Statement on Form S-1 (File No. 333- 290557)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333- 290557) (the “Registration Statement”) of Bolt Projects Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 30, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Bolt Projects Holdings, Inc.

By:	/s/ Paul Slattery
Name:	Paul Slattery
Title:	General Counsel and Corporate Secretary

cc:	Dan Widmaier, Bolt Projects Holdings, Inc.
Randy Befumo, Bolt Projects Holdings, Inc.
Drew Capurro, Latham & Watkins LLP

[Signature Page to Acceleration Request]